Exhibit 99.1

ECMOHO Announces Third Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA – Nov. 25, 2019 (GLOBE NEWSWIRE) – ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the rapidly growing non-medical health and wellness market in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Total net revenues were US$74.9 million, an increase of 53.5% year-over-year.

•	Operating income was US$2.7 million, an increase of 58.8% year-over-year. Operating margin was 3.6%, up from 3.5% in the same quarter of last year.

•	Non-GAAP operating income was US$3.1 million, an increase of 82.4% year-over-year. Non-GAAP operating margin was 4.1%, up from 3.5% in the same quarter of last year.

•	Net income was US$1.9 million, an increase of 35.7% year-over-year.

•	Non-GAAP net income was US$2.3 million, an increase of 64.3% year-over-year.

•

Basic and diluted net earnings per American Depositary Share (“ADS[1]”) attributable to ECMOHO Limited’s ordinary shareholders were US$0.07 and US$0.06, respectively, compared with basic and diluted net loss per ADS of US$1.11 and US$1.11, respectively, for the same period of 2018.

•

Non-GAAP basic and diluted net earnings per ADS attributable to ECMOHO Limited’s ordinary shareholders were US$0.09 and US$0.07, respectively, compared with non-GAAP basic and diluted net loss per ADS of US$1.11 and US$1.11, respectively, for the same period of 2018.

Third Quarter 2019 Operational Highlights

•	The number of major brand partners[2] reached 8 in the first nine months of this year.

•	Number of brands increased to 64 as of September 30, 2019 from 62 as of June 30, 2019.

•	Number of brand partners increased to 40 as of September 30, 2019, from 39 as of June 30, 2019.

•	Number of cumulative paying consumers was 7.6 million as of September 30, 2019, from 7.2 million as of June 30, 2019.

[1]	Each ADS represents four Class A ordinary shares.
[2]	A major brand partner is defined as a brand partner whose products contributed over US$10 million in revenue in a given period.

“We are very pleased to report robust financial and operational growth in our first earnings results since listing on NASDAQ in early November,” commented Ms. Zoe Wang, Founder and Chief Executive Officer of ECMOHO. “In the first nine months of this year as well as in the third quarter, we saw strong growth from our existing brand partners and are ramping up operations from newly added brand partners as we further expand the diverse array of health and wellness products we have on offer. We deepened our relationships with eight major brand partners who each generated over US$10 million in revenue during the first nine months of this year, a significant improvement from only five major brand partners for full year 2018.”

“Our investments in technology and data-driven precision marketing continue to drive growth in the number of paying consumers, which increased to 7.6 million as of the end of the third quarter, with repeat purchase rate which came in at 35% during the first nine months of 2019. Meanwhile, our XG Health platform made solid progress with the number of partnered specialty stores reaching 285 during the quarter.”

“Looking ahead, we, as a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China, will continue to strengthen our service offerings and enhance operational efficiency to achieve our long-term growth potential. As our platform grows in scale and these investments mature, we expect to continue growing at a more rapid pace than the industry average.”

Third Quarter 2019 Financial Results

Total net revenues were US$74.9 million, an increase of 53.5% from US$48.8 million in the same quarter of last year.

Product sales revenue was US$68.3 million, an increase of 54.9% from US$44.1 million in the same quarter of last year. The increase was primarily attributable to strong sales growth from mother and child care products, health supplements and food, and personal care products. Top growth contributors included existing partners Abbott, A.H.C., Gerber, Perrier, and Pfizer and new partners BabyNes, Jiangzhong Shiliao, and the SAEM.

Services revenue was US$6.6 million, an increase of 40.4% from US$4.7 million in the same quarter of last year. The increase in revenue was primarily attributable to the growth in services the Company provided to its brand partners.

Cost of revenues was US$56.5 million, compared with US$34.6 million in the same quarter of last year.

•	Cost of product sales was US$53.3 million, an increase of 66.6% from US$32.0 million in the same quarter of last year. The increase was due to strong growth in the sales of aforementioned products.

•	Cost of services was US$3.2 million, an increase of 23.1% from US$2.6 million in the same quarter of last year. The increase was primarily due to the growth in services revenue.

Operating expenses were US$15.7 million, compared with US$12.5 million in the same quarter of last year. Operating expenses represented 21.0% of total net revenues, down from 25.7% of total net revenues in the same quarter last year.

•

Fulfilment expenses were US$4.2 million, an increase of 27.3% from US$3.3 million in the same quarter of last year. Fulfilment expenses grew at a slower pace than product shipments primarily due to higher sales growth from online retailers which generally have lower fulfilment expenses per unit. Fulfillment expenses represented 5.6% of total net revenues, down from 6.8% in the same quarter of last year.

•

Sales and marketing expenses were US$9.2 million, an increase of 43.8% from US$6.4 million in the same quarter of last year. Sales and marketing expenses grew at a slower pace than product sales primarily due to higher sales growth from online retailers as products sold to e-commerce platforms incur a smaller amount of sales and marketing expenses. Sales and marketing expenses represented 12.3% of total net revenues, down from 13.1% in the same quarter of last year.

•

General and administrative expenses were US$1.9 million, a decrease of 20.8% from US$2.4 million in the same quarter of last year. The decrease was primarily due to increased operating efficiency and operating leverage as the Company’s business grew in scale. General and administrative expenses represented 2.5% of total net revenues, down from 4.9% in the same quarter of last year.

•

Research and development expenses were US$442,257, an increase of 21.2% from US$364,980 in the same quarter of last year. The increase was primarily due to the Company’s continued investments in innovation and systems development.

Operating income was US$2.7 million, an increase of 58.8% from US$1.7 million in the same quarter of last year. Operating margin was 3.6%, up from 3.5% in the same quarter of last year.

Non-GAAP operating income was US$3.1 million, an increase of 82.4% from US$1.7 million in the same quarter of last year. Non-GAAP operating margin was 4.1%, up from 3.5% during the same quarter of last year.

Net income was US$1.9 million, an increase of 35.7% from US$1.4 million during the same quarter of last year. Net margin was 2.5%, compared with 2.9% during the same quarter of last year.

Non-GAAP net income was US$2.3 million, an increase of 64.3% from US$1.4 million during the same quarter of last year. Non-GAAP net margin was 3.1%, up from 2.9% during the same quarter of last year.

Net income attributable to ECMOHO Limited was US$2.0 million, an increase of 42.9% from US$1.4 million during the same quarter of last year.

Non-GAAP net income attributable to ECMOHO Limited was US$2.4 million, an increase of 71.4% from US$1.4 million during the same quarter of last year.

As of September 30, 2019, the Company had US$9.8 million in cash, cash equivalents and restricted cash, a decrease from US$13.0 million as of December 31, 2018.

Inventory days in the third quarter increased to 89 days from 81 days in the first six months of this year, as the Company prepared for the all-important Singles Day shopping event during the fourth quarter of 2019.

The Company completed its initial public offering in early November and there are 34,679,375 ADS equivalent outstanding as of the date of this press release.

Business Outlook

The Company expects 2019 full-year total net revenues to be between US$328 million and US$332 million, representing a growth rate of approximately 65% to 67%, and non-GAAP net margin to be in the range of 3.2% to 3.4%.

For full year 2020, the Company estimates its total net revenues to be between US$500 million and US$570 million.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to substantial uncertainty.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on November 25, 2019 (9:00 a.m. Beijing time on November 26, 2019).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
U.S. Toll Free	+1-845-675-0437
Mainland China Toll Free	400-620-8038
Hong Kong	+852-3018-6771
Passcode:	1268757#

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 AM ET on December 3, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-646-254-3697
Passcode:	1268757#

A live and archived webcast of the conference call will be available on the Investor Relations section of ECMOHO’s website at http://ir.ecmoho.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statement about its expectations for Company performance in the full year of 2019 and in 2020 is a forward-looking statement and is inherently uncertain. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.

Ms. Ellen Chiu

Email: ellenchiu@ecmoho.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

(In thousands of U.S. dollars)

	As of December 31, 2018	As of September 30, 2019	Pro forma As of September 30, 2019
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,336	7,808	7,808
Restricted cash	2,628	2,000	2,000
Accounts receivable, net	33,840	60,844	60,844
Inventories, net	53,683	61,293	61,293
Prepayments and other current assets	11,260	19,038	19,038

Total current assets	111,747	150,983	150,983

Property and equipment, net	1,477	1,474	1,474
Intangible assets	1,502	1,332	1,332
Operating lease right-of-use assets	—	1,524	1,524
Deferred tax assets	1,056	557	557
Other non-current assets	1,990	3,914	3,914

Total assets	117,772	159,784	159,784

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Short term borrowings	21,956	32,813	32,813
Accounts payable	23,540	49,732	49,732
Amounts due to related parties	17,423	12,177	12,177
Advances from customers	2,957	946	946
Operating lease liabilities, current	—	1,179	1,179
Salary and welfare payable	1,752	526	526
Tax payable	2,907	3,354	3,354
Accrued liabilities and other current liabilities	4,294	7,088	7,088

Total current liabilities	74,829	107,815	107,815

Deferred taxes liabilities	210	157	157
Operating lease liabilities, non-current	—	156	156
Other non-current liabilities	109	1,539	1,539

Total liabilities	75,148	109,667	109,667

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

(In thousands of U.S. dollars)

	As of December 31, 2018	As of September 30, 2019	Pro forma As of September 30, 2019
		(unaudited)	(unaudited)
Mezzanine equity:
Class A-1 convertible redeemable preferred shares (US$ 0.00001 par value; 9,519,000 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019; redemption amount of US$ 7,641,780 and US$ 7,936,123 as of December 31, 2018 and September 30, 2019. No shares issued and outstanding on a pro-forma basis as of September 30, 2019)	19,495	19,495	—
Class A-2 convertible redeemable preferred shares (US$0.00001 par value; 13,663,700 and 10,817,100 shares authorized as of December 31, 2018 and September 30, 2019, respectively, 10,817,100 shares issued and outstanding as of December 31, 2018 and September 30, 2019; redemption amount of US$ 22,011,640 and US$ 22,859,140 as of December 31, 2018 and September 30, 2019. No shares issued and outstanding on a pro-forma basis as of September 30, 2019)	26,083	26,173	—
Series A convertible redeemable preferred shares (US$0.00001 par value; 7,938,915 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019; redemption amount of US$ 22,926,600 and US$ 23,939,100 as of December 31, 2018 and September 30, 2019. No shares issued and outstanding on a pro-forma basis as of September 30, 2019)	22,875	23,793	—
Redeemable non-controlling interests (redemption amount of US$ 6,993,038 and nil as of December 31, 2018 and September 30, 2019)	6,394	—	—

Total mezzanine equity	74,847	69,461	—

Stockholders’ (deficit)/equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized at December 31, 2018 and September 30, 2019; 18,377,600 shares issued at December 31, 2018 and September 30, 2019; 15,531,000 shares outstanding at December 31, 2018 and September 30, 2019; 47,713,699 shares issued and 44,867,099 shares outstanding on a pro-forma basis as of September 30, 2019)	—	—	—
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at December 31, 2018 and September 30, 2019; 75,150,400 shares issued and outstanding on a pro-forma basis as of September 30, 2019)	1	1	1
Additional paid-in capital	—	942	70,403
Treasury stock (US$0.00001 par value; 2,846,600 shares at December 31, 2018 and September 30, 2019; 2,846,600 shares on a pro forma basis as of September 30, 2019)	—	—	—
Subscription receivables	(9,261)	—	—
Accumulated other comprehensive loss	(1,421)	(2,990)	(2,990)
Accumulated deficit	(21,853)	(18,063)	(18,063)

Total ECMOHO Limited shareholders’ (deficit)/equity	(32,534)	(20,110)	49,351

Non-controlling interests	311	766	766

Total shareholders’ (deficit)/equity	(32,223)	(19,344)	50,117

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	117,772	159,784	159,784

On a pro forma basis to reflect (i) the re-designation of 9,519,000 Class A-1 ordinary shares as Class A ordinary shares and 10,817,100 Class A-2 ordinary shares as Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of the initial public offering; and (ii) the conversion of 7,938,915 Series A preferred shares into 8,999,999 Class A ordinary shares on an average basis of 1-for-1.13, meaning each Series A preferred share converts, on average, into 1.13 Class A ordinary shares

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues:
Product sales	44,130	68,356	110,456	208,268
Services	4,629	6,573	9,667	17,986

Total net revenues	48,759	74,929	120,123	226,254

Total cost of revenue	(34,521)	(56,513)	(83,398)	(171,946)

Gross profit	14,238	18,416	36,725	54,308

Operating expenses(1):
Fulfillment expenses	(3,300)	(4,178)	(8,269)	(12,626)
Sales and marketing expenses	(6,467)	(9,181)	(18,896)	(28,292)
General and administrative expenses	(2,419)	(1,948)	(5,603)	(6,389)
Research and development expenses	(365)	(442)	(1,038)	(1,341)

Total operating expenses	(12,551)	(15,749)	(33,806)	(48,648)

Operating income	1,687	2,667	2,919	5,660

Finance expense, net	(211)	(719)	(428)	(1,828)
Foreign exchange loss, net	44	145	(93)	94
Other income, net	17	137	250	399

Income before income tax expenses	1,537	2,230	2,648	4,325
Income taxes expenses	(132)	(308)	(210)	(684)

Net income	1,405	1,922	2,438	3,641
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	18	(55)	(81)	(149)

Net income attributable to ECMOHO Limited	1,387	1,977	2,519	3,790

Less: Accretion on Round A convertible redeemable preferred shares to redemption value	(177)	—	(1,018)	—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value	(284)	—	(1,575)	—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(147)	(310)	(147)	(918)
Less: Accretion to redemption value of redeemable non-controlling interests	(45)	—	(45)	(312)
Less: Extinguishment of convertible redeemable preferred shares	(24,763)	—	(24,763)	—

Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(24,029)	1,667	(25,029)	2,560

Net income	1,405	1,922	2,438	3,641
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(427)	(1,350)	(620)	(1,625)
Less: Comprehensive income attributable to non-controlling interests	14	(114)	(88)	(204)

Comprehensive income attributable to ECMOHO Limited	964	686	1,906	2,220

Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.28)	0.02	(0.30)	0.03
—diluted	(0.28)	0.01	(0.30)	0.02

Net (loss)/earnings per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(1.11)	0.07	(1.21)	0.11
—diluted	(1.11)	0.06	(1.21)	0.09

Weighted average number of Ordinary Shares
—basic	86,873,800	90,681,400	83,045,279	90,681,400
—diluted	86,873,800	112,072,446	83,045,279	111,747,459

Pro forma net earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic		0.02		0.03
—diluted		0.02		0.03

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pro forma net earnings per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic		0.07		0.13
—diluted		0.07		0.13

Pro forma weighted average number of Ordinary Shares
—basic		120,017,499		120,017,499
—diluted		121,072,445		120,747,458

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

Fulfillment expenses	—	2	—	2
Sales and marketing expenses	—	114	—	280
General and administrative expenses	—	266	—	768
Research and development expenses	—	4	—	4

Total Share-based compensation expenses	—	386	—	1,054

ECMOHO LIMITED

Reconciliations of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating income	1,687	2,667	2,919	5,660
Add: Share-based compensation expenses	—	386	—	1,054

Non-GAAP Operating income	1,687	3,053	2,919	6,714

Net income	1,405	1,922	2,438	3,641
Add: Share-based compensation expenses	—	386	—	1,054

Non-GAAP Net income	1,405	2,308	2,438	4,695

Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(24,029)	1,667	(25,029)	2,560
Add: Share-based compensation expenses	—	386	—	1,054

Non-GAAP Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(24,029)	2,053	(25,029)	3,614

Non-GAAP net (loss)/earnings per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(1.11)	0.09	(1.21)	0.16
—diluted	(1.11)	0.07	(1.21)	0.13

Weighted average number of Ordinary Shares
—basic	86,873,800	90,681,400	83,045,279	90,681,400
—diluted	86,873,800	112,072,446	83,045,279	111,747,459

Pro forma non-GAAP net earnings per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic		0.07		0.12
—diluted		0.07		0.12

Pro forma weighted average number of Ordinary Shares
—basic		120,017,499		120,017,499
—diluted		121,072,445		120,747,458

Footnote:

This press release contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this press release is based on the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The financial statements of the Group’s entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income/(loss) on the consolidated financial statement.

The exchange rate used for translation on September 30, 2019 was US$1.00=RMB 7.0729, representing the index rates stipulated by the People’s Bank of China.